4Q and FY2013 Press Release	February 27, 2014

Dangdang Announces Fourth Quarter and Fiscal Year 2013 Results

Net income in Q4 2013 reached a record RMB21.7 million

Gross margin in Q4 2013 expanded 420 basis points year-over-year to 17.6%

Total net revenues in Q4 2013 rose 22.1% year-over-year

Beijing, China, February 27, 2014 -- E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter and Full Year 2013 Highlights

•	Net income for the fourth quarter of 2013 was a record RMB21.7 million ($3.6 million), representing 1.1% of net revenues, as compared with a net loss of RMB122.1 million in the fourth quarter of 2012, representing negative 7.6% of total net revenues, and a net loss of RMB27.9 million, representing negative 1.8% of total net revenues, in the third quarter of 2013.
•	Gross margin for the fourth quarter of 2013 was 17.6%, compared to 13.4% in the fourth quarter of 2012 and 17.6% in the third quarter of 2013.
•	Gross Merchants Value (“GMV”) of the marketplace in the fourth quarter of 2013 was RMB1,394.0 million ($230.3 million), a 154.2% increase from the corresponding period in 2012.
•	Dangdang had approximately 8.9 million active customers including approximately 3.1 million new customers in the fourth quarter of 2013, representing 18% and 21% increases, respectively, from the corresponding period in 2012. Total orders for the fourth quarter of 2013 were approximately 18.1 million, a 13% increase from the corresponding period in 2012.
•	Total net revenues in fiscal year 2013 were RMB6,325.0 million ($1,044.8 million), a 21.8% increase from 2012.
•	GMV of the marketplace in fiscal year 2013 was RMB3,736.1 million ($617.2 million), a 172.1% increase from 2012.

Ms. Peggy Yu Yu, Dangdang's Executive Chairwoman, commented "Dangdang returned to profitability in the fourth quarter of 2013. This reflects our commitment to improving our financial performance and solid execution of our strategies to transform Dangdang from an online bookstore into an integrated online shopping mall targeting mid-to high-end consumers.”

4Q and FY2013 Press Release	February 27, 2014

“In 2014, we plan to drive growth in general merchandise through both our third-party marketplace and principal business, where we sell products in selected categories from our own inventory. We will devote considerable resources to developing our destination categories while seeking to aggressively expand our share in the books and media market. We remain focused on the healthy development of our business and will employ a disciplined approach to improving our financial condition and performance.”

“In the fourth quarter, we achieved better than expected revenue growth and returned to profitability. Sales in our destination categories outpaced those of the overall marketplace. Gross margin remained stable, and we enjoyed operating leverage. We generated RMB273 million in operating cash flow in 2013 and closed the year with no bank loans. I am delighted to see our financial performance keep improving,” commented Jun Zou, Dangdang's Chief Financial Officer.

Fourth Quarter 2013 Results

Dangdang’s total net revenues in the fourth quarter of 2013 were RMB1,971.9 million ($325.7 million), a 22.1% increase from the corresponding period in 2012.

Media product revenue for the fourth quarter of 2013 was RMB1,195.1 million ($197.4 million), representing a 27.9% increase from the corresponding period in 2012. General merchandise revenue for the fourth quarter of 2013 was RMB677.5 million ($111.9 million), representing a 12.8% increase from the corresponding period in 2012. Other revenue including revenue from third-party merchants for the fourth quarter of 2013 was RMB99.3 million ($16.4 million), representing a 24.9% increase from the corresponding period in 2012.

Dangdang had about 8.9 million active customers including 3.1 million new customers in the fourth quarter of 2013, representing increases of 18% and 21%, respectively, from corresponding period in 2012 respectively. Total orders for the fourth quarter 2013 were approximately 18.1 million, a 13% increase from the corresponding period in 2012. The active customers, new customers and total orders all reached record highs during the fourth quarter of 2013.

Cost of revenues was RMB1,624.0 million ($268.3 million), representing 82.4% of total net revenues, as compared with 86.6% in the corresponding period in 2012. The decreased cost of revenues as a percentage of total net revenues was primarily due to the execution of strategic category mapping, whereby certain categories were moved to the marketplace as well as economies-of-scale in some categories in Dangdang's principal business. Gross margin in the fourth quarter of 2013 was 17.6%, as compared with 13.4% in the corresponding period in 2012 and 17.6% in the third quarter of 2013. The year-over-year increase resulted from strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace.

Fulfillment expenses which include warehousing and shipping expenses, were RMB185.3 million ($30.6 million), representing 9.4% of total net revenues, as compared with 12.0% in the corresponding period in 2012 and 11.7% in the third quarter of 2013.  The year-over-year and quarter-over-quarter decreases in fulfilment expenses as a percentage of total net revenues were primarily due to more efficient operations, increases in employee productivity and lower headcount.

4Q and FY2013 Press Release	February 27, 2014

Marketing expenses were RMB82.8 million ($13.7 million), representing 4.2% of total net revenues, compared with 5.2% in the corresponding period in 2012 and 3.8% in the third quarter of 2013. The year-over-year decrease as a percentage of total net revenues was due to better coordination of online and offline marketing campaigns. The quarter-over-quarter increase as a percentage of total net revenues was due to investments in branding campaigns and fashion and apparel advertisements.

Technology and content expenses were RMB39.2 million ($6.5 million), representing 2.0% of total net revenues, compared with 2.6% in the corresponding period in 2012 and 2.9% in the third quarter of 2013. The year-over-year and quarter-over-quarter decreases in technology and content expenses as a percentage of total net revenues were primarily due to operating leverage.

General and administrative expenses were RMB45.5 million ($7.5 million), representing 2.3% of total net revenues, compared with 2.9% in the corresponding period in 2012 and 2.4% in the third quarter of 2013. The year-over-year and quarter-over-quarter decrease in general and administrative expenses as a percentage of total net revenues were primarily due to larger scale and improved management efficiency.

Share-based compensation expenses, which were allocated to related expense line items, were RMB3.2 million ($0.5 million) in the fourth quarter of 2013, compared with RMB2.8 million in the corresponding period in 2012, representing a 12.9% increase.

Dangdang recorded operating income of RMB7.1 million ($1.2 million) in the fourth quarter of 2013, as compared with an operating loss of RMB151.3 million in the corresponding period in 2012, primarily due to strong execution on margin expansion and operating leverage.

Operating income excluding share-based compensation expenses (non-GAAP) was RMB10.3 million ($1.7 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB148.5 million in the corresponding period in 2012.

Net income was RMB21.7 million ($3.6 million), as compared with a net loss of RMB122.1 million in the corresponding period in 2012, primarily due to the increase in gross profit and operating leverage.

Net margin was 1.1% as compared with a net margin of negative 7.6% in the corresponding period in 2012.

Net income excluding share-based compensation expenses (non-GAAP) was RMB24.9 million ($4.1 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB119.3 million in the corresponding period in 2012.

4Q and FY2013 Press Release	February 27, 2014

As of December 31, 2013, Dangdang had cash and cash equivalents, restricted cash and short-term time deposits of RMB1,213.5 million ($200.4 million), as compared to RMB1,634.6 million as of December 31, 2012. As of December 31, 2013, Dangdang had no short-term bank loans.

Capital expenditures for the fourth quarter of 2013 were RMB17.1 million ($2.8 million).

Fiscal Year 2013 Results

Total net revenues in fiscal year 2013 were RMB6,325.0 million ($1,044.8 million), a 21.8% increase from the corresponding period in 2012.

Media product revenue in 2013 was RMB4,050.1 million ($669.0 million), representing a 24.5% increase from 2012. General merchandise revenue in 2013 was RMB1,995.5 million ($329.6 million), representing a 12.8% increase from the corresponding period in 2012. Other revenue including revenues from third-party merchants in 2013 was RMB279.4 million ($46.2 million), representing a 61.5% increase from the corresponding period in 2012.

Dangdang had about 20.9 million active customers and 10.7 million new customers in 2013, representing 34% and 25% increases from 2012, respectively. Total orders in 2013 were approximately 63.6 million, a 17% increase from 2012.

Cost of revenues was RMB5,224.1 million ($863.0 million), representing 82.6% of total net revenues, as compared with 86.1% in 2012. Gross margin in the fiscal year 2013was 17.4% compared to 13.9% in 2012 due to the strong gross margin contribution from books and media products, and the increase in other revenue, representing the sustained scaling of the marketplace.

Fulfillment expenses which include warehousing and shipping expenses were RMB727.7 million ($120.2 million), representing 11.5% of total net revenues, compared with 14.2% in 2012. The decrease as a percent of total net revenues was primarily due to increases in employee productivity, more efficient warehouse operation and lower shipping costs.

Marketing expenses were RMB261.0 million ($43.1 million), representing 4.1% of total net revenues, compared with 3.8% in 2012. The increase as a percentage of total net revenues was primarily due to increased investment in online marketing programs to build awareness of Dangdang’s destination categories.

Technology and content expenses were RMB180.2 million ($29.8 million), representing 2.8% of total net revenues, compared with 3.0% in the in 2012. The decrease as a percentage of total net revenues was primarily due to operating leverage.

4Q and FY2013 Press Release	February 27, 2014

General and administrative expenses were RMB148.9 million ($24.6 million), representing 2.4% of total net revenues, compared with 2.6% in 2012. The decrease as a percentage of total net revenues was primarily due to larger scale and improved management efficiency.

Share-based compensation expenses, which were allocated to the related expense line items, were RMB11.1 million ($1.8 million) in 2013, down slightly from RMB11.2 million in 2012.

Dangdang recorded an operating loss of RMB195.5 million ($32.3 million) in the fiscal year 2013, as compared with an operating loss of RMB489.3 million in 2012, primarily due to strong execution on margin expansion and operating leverage.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB184.4 million ($30.5 million) in the fiscal year 2013, as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB478.1 million in 2012.

Net loss was RMB142.9 million ($23.6 million), as compared with a net loss of RMB443.9 million in 2012, primarily due to the increase in gross profit and operating leverage.

Net margin was negative 2.3%, as compared with a net margin of negative 8.5% in 2012.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB131.8 million ($21.8 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB432.7 million in 2012.

Full year capital expenditures were RMB93.7 million ($15.5 million).

Outlook for First Quarter 2014

Dangdang expects total net revenue in the first quarter of 2014 to be around RMB1,734 million, representing year-over-year growth of around 30%, which has taken into account the impact of the new tax circular as described in “Recent Developments” below. The Company also expects GMV from its marketplace to grow at a rate of 100% year-over-year in the first quarter of 2014. This forecast reflects Dangdang's current and preliminary view, which is subject to change.

Recent Developments

In December 2013, the PRC Ministry of Finance and State Administration of Taxation issued a new circular providing that for the period from January 1, 2013 to December 31, 2017, wholesale and retail book sales will be exempt from value-added tax. The Company expects that this new circular will have a positive impact on its financial results over the next few years.

4Q and FY2013 Press Release	February 27, 2014

Conference Call Information

Dangdang's management will host an earnings conference call at 7:00 AM ET on February 27, 2014 U.S. Eastern Time (or 8:00 PM on February 27, 2014 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1-845-675-0437
China, Domestic: +400-620-8038
Hong Kong: +852-2475-0994
International: +65 67239381

Please dial in 10 minutes ahead of the schedule and provide the passcode to join the call. The passcode is "Dangdang earnings call."

A replay of the conference call may be accessed by phone at the following numbers through March 6, 2014:

International:  +61 2 8199 0299
Conference ID: 90409857

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through February 27, 2015.

About Dangdang

E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. The Company is transforming itself into an integrated online shopping mall targeting mid- to high-end customers. Dangdang's nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the outlook for the first quarter 2014 and quotations from management in this announcement, as well as Dangdang's strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

4Q and FY2013 Press Release	February 27, 2014

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating income (loss), non-GAAP operating margin and non-GAAP net income (loss) as operating income (loss), operating margin and net income (loss) excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as income (loss) before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net income (loss) to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income (loss) for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Sophia Zhou
Investor Relations Director
E-commerce China Dangdang Inc.
Phone: +86-10-5799-2306
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1 310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow -

4Q and FY2013 Press Release	February 27, 2014

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2012	As of December 31, 2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	432,703	353,273	58,357
Restricted cash	709,417	6,964	1,150
Time deposits with original maturities exceeding three months	492,445	853,222	140,942
Inventories	1,485,579	1,760,904	290,881
Accounts receivable, net	56,610	37,446	6,185
Prepaid expenses and other current assets	203,294	328,887	54,328
Amounts due from a related party	320	2,691	445
Total current assets	3,380,368	3,343,387	552,288
Fixed assets, net	121,274	241,805	39,943
Intangible assets, net	44,209	43,316	7,155
Prepaid expenses and deposits	37,275	5,949	983
Total assets	3,583,126	3,634,457	600,369

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank loans	600,000	-	-
Accounts payable	1,563,787	1,970,651	325,528
Deferred revenue	228,765	407,794	67,363
Accrued expenses and other current liabilities	414,776	650,413	107,440
Amounts due to related parties	2,333	3,182	526
Total current liabilities	2,809,661	3,032,040	500,857
Non-current liabilities	33,966	32,724	5,406
Total liabilities	2,843,627	3,064,764	506,263
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 268,919,350 and 270,466,820 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	200	201	33
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,916,660 and 131,876,660 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	103	103	17
Additional paid-in capital	1,855,164	1,871,095	309,083
Accumulated other comprehensive loss	(92,066)	(134,939)	(22,291)
Accumulated deficit	(1,023,902)	(1,166,767)	(192,736)
Total shareholders' equity	739,499	569,693	94,106
Total liabilities and shareholders' equity	3,583,126	3,634,457	600,369

4Q and FY2013 Press Release	February 27, 2014

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,535,298	1,872,577	309,328	5,020,803	6,045,573	998,657
Media	934,776	1,195,121	197,420	3,252,511	4,050,122	669,032
General merchandise	600,522	677,456	111,908	1,768,292	1,995,451	329,625
Other revenue	79,526	99,323	16,406	173,006	279,425	46,158
Total net revenues	1,614,824	1,971,900	325,734	5,193,809	6,324,998	1,044,815
Cost of revenues	(1,398,792)	(1,623,956)	(268,258)	(4,469,455)	(5,224,114)	(862,962)
Gross profit	216,032	347,944	57,476	724,354	1,100,884	181,853
Operating expenses:
Fulfillment	(194,240)	(185,348)	(30,617)	(736,191)	(727,683)	(120,205)
Marketing	(84,242)	(82,807)	(13,679)	(195,938)	(260,988)	(43,112)
Technology and content	(41,600)	(39,241)	(6,482)	(153,267)	(180,158)	(29,760)
General and administrative	(46,679)	(45,493)	(7,515)	(137,473)	(148,919)	(24,600)
Government grants	(574)	12,051	1,991	9,216	21,392	3,534
Total operating expenses, net	(367,335)	(340,838)	(56,302)	(1,213,653)	(1,296,356)	(214,143)
(Loss) income from operations	(151,303)	7,106	1,174	(489,299)	(195,472)	(32,290)
Interest income	11,025	9,598	1,586	38,695	30,727	5,076
Interest expense	(3,995)	(240)	(40)	(7,603)	(6,042)	(998)
Other income, net	22,184	5,196	858	14,356	27,922	4,612
(Loss) income before income taxes	(122,089)	21,660	3,578	(443,851)	(142,865)	(23,600)
Income tax expenses	- -	-	-	-	-	-
Net (loss) income	(122,089)	21,660	3,578	(443,851)	(142,865)	(23,600)
Net (loss) income attributable to common shareholders	(122,089)	21,660	3,578	(443,851)	(142,865)	(23,600)
(Loss) income per common share:
- Basic	(0.30)	0.05	0.01	(1.11)	(0.36)	(0.06)
- Diluted	(0.30)	0.05	0.01	(1.11)	(0.36)	(0.06)
(Loss) income per ADS:
- Basic	(1.52)	0.27	0.04	(5.55)	(1.78)	(0.29)
- Diluted	(1.52)	0.26	0.04	(5.55)	(1.78)	(0.29)
(Loss) income allocated to common shareholders used in (loss) income per share/ADS calculation:
- Basic	(122,089)	21,660	3,578	(443,851)	(142,865)	(23,600)
- Diluted	(122,089)	21,660	3,578	(443,851)	(142,865)	(23,600)
Shares used in (loss) income per common share computation:
Class A common shares:
- Basic	268,905,513	270,351,248	270,351,248	267,707,132	269,520,110	269,520,110
-Diluted	400,822,173	414,771,148	414,771,148	399,623,792	401,416,715	401,416,715
Class B common shares:
- Basic	131,916,660	131,876,660	131,876,660	131,916,660	131,896,605	131,896,605
- Diluted	131,916,660	131,876,660	131,876,660	131,916,660	131,896,605	131,896,605
ADSs used in (loss) income per ADS calculation:
- Basic	80,164,435	80,445,582	80,445,582	79,924,758	80,283,343	80,283,343
- Diluted	80,164,435	82,954,230	82,954,230	79,924,758	80,283,343	80,283,343
Other comprehensive loss
Foreign currency translation adjustment, net of taxes	(12,393)	(11,940)	(1,972)	(3,730)	(42,873)	(7,082)
Comprehensive (loss) income attributable to common shareholders	(134,482)	9,720	1,606	(447,581)	(185,738)	(30,682)

4Q and FY2013 Press Release	February 27, 2014

Share-based compensation

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	484	457	76	1,922	1,755	290
Marketing	83	128	21	332	412	68
Technology and content	271	222	37	1,015	964	159
General and administrative	1,990	2,387	394	7,918	7,977	1,318
Total	2,828	3,194	528	11,187	11,108	1,835

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the noon buying rate on Dec 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

Non-GAAP operating (loss) income, operating margin and net (loss) income

(In thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(151,303)	7,106	1,174	(489,299)	(195,472)	(32,290)
Share-based compensation expenses	2,828	3,194	528	11,187	11,108	1,835
Non-GAAP operating (loss) income	(148,475)	10,300	1,702	(478,112)	(184,364)	(30,455)
Operating margin	-9.4%	0.4%	0.4%	-9.4%	-3.1%	-3.1%
Share-based compensation expenses	0.2%	0.1%	0.1%	0.2%	0.2%	0.2%
Non-GAAP operating margin	-9.2%	0.5%	0.5%	-9.2%	-2.9%	-2.9%
Net (loss) income	(122,089)	21,660	3,578	(443,851)	(142,865)	(23,600)
Share-based compensation expenses	2,828	3,194	528	11,187	11,108	1,835
Non-GAAP net (loss) income	(119,261)	24,854	4,106	(432,664)	(131,757)	(21,765)

4Q and FY2013 Press Release	February 27, 2014

Adjusted EBITDA

(In thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(151,303)	7,106	1,174	(489,299)	(195,472)	(32,290)
Add back:
Depreciation and amortization	11,035	12,112	2,001	41,759	48,929	8,082
Share-based compensation expenses	2,828	3,194	528	11,187	11,108	1,835
Adjusted EBITDA	(137,440)	22,412	3,703	(436,353)	(135,435)	(22,373)